Filed by Alphatec Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Alphatec Holdings, Inc.

Commission File Number: 000-52024

Investors and security holders are advised to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Such proxy statement/prospectus will be filed with the Securities and Exchange Commission by Alphatec. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Alphatec at the Securities and Exchange Commission’s web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Alphatec by directing such request to Allen & Caron, Inc., 18300 Von Karman, Suite 410, Irvine, California 92612, Attn: Matt Clawson, tel: 949-474-4300; e-mail: matt@allencaron.com.

THE FOLLOWING IS THE PRESS RELEASE ISSUED BY ALPHATEC ON OCTOBER 6, 2006.

Alphatec Holdings, Inc. Discusses Pro Forma Revenues for Scient’X Merger and Stand-alone Revenue Guidance for the Remainder of 2006

CARLSBAD, Calif., Oct 06, 2006 /PRNewswire-FirstCall via COMTEX News Network/ — Alphatec Holdings, Inc. (Nasdaq: ATEC), a spinal device company that provides customized products and a broad suite of spine fusion solutions, announced today that pro forma(1) June 30, 2006 six-month revenues (combining Scient’X June 30, 2006 revenues with Alphatec June 30, 2006 revenues) were $58.8 million, which reflects an approximate 85 percent increase over the 2005 pro forma year. Management considers that the combination will establish the combined entity as the world’s largest stand-alone spinal fusion and motion preservation implant company.

Based on preliminary financial information, Alphatec expects that its stand-alone revenue will be approximately $17.3 million for the third quarter of 2006, which would represent 50 percent revenue growth over the third quarter of 2005. Annual 2006 revenue for Alphatec is currently estimated to be approximately $72 million, which would represent a 70 percent increase over 2005.

Commenting on the preliminary third quarter revenues, President and Chief Executive Officer Ronald G. Hiscock said, “We have made great progress thus far in 2006 in terms of the execution of our business plan and transformation of the Company into a recognized leader in the industry. While our third quarter revenues came in shy of our original expectations, we are confident that these results were related principally to a sales force reorganization that occurred in July, and a slower than expected revenue ramp among newer distributors and recently hired direct sales professionals. The third quarter results and fourth quarter expectations reflect significant growth from the prior year and we expect that the consummation of the combination with Scient’X will provide the Company with greatly enhanced opportunities for rapid revenue growth and cross selling in 2007.”

Mr. Hiscock continued, “The Scient’X transaction introduces our surgeon customers in the U.S. to a vast array of widely used and anticipated technologies that substantially augment our own fusion product line. We believe that all of the Scient’X products already cleared for sale in the U.S. can be readily assimilated into the Alphatec sales and distribution infrastructure and we are developing a pre-closing plan to implement the sale of those products in the U.S. as soon as practicable. Importantly, out of the 25 products in the global Scient’X portfolio, 18 address new categories not currently covered by Alphatec’s existing products thereby more than doubling the Alphatec product offering.”

Alphatec management believes that the combination of the two companies provides one of the broadest ranges of spinal fusion and motion preservation implants and products to its surgeon customer base.

Broad Product Offering

	Fusion	Dyn Stabalize	Disc Arth.	Nucleus/ Annulus	Interspin. Spacer	Biologics	MIS	Eur	Asia
COMBINED	X	X	X	R&D	R&D	X	R&D	X	X
ALPHATEC SPINE INC	X					X	R&D		X
SCIENT’X	X	X	X	R&D	R&D	X		X	X

The revenues and projections announced by Alphatec today are preliminary and are subject to revision based on management’s and Alphatec’s independent auditors’ completion of customary quarter and year-end closing and audit procedures. Alphatec plans to release unaudited financial results for its third quarter 2006 in early November. Alphatec plans to release audited financial results for its 2006 calendar year in March 2007.

Investors and security holders are advised to read the proxy statement/prospectus regarding the proposed Scient’X transaction when it becomes available, because it will contain important information. Such proxy statement/prospectus will be filed with the Securities and Exchange Commission by Alphatec. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Alphatec at the Securities and Exchange Commission’s web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Alphatec by directing such request to Allen & Caron, Inc., 18300 Von Karman, Suite 410, Irvine, California 92612, Attn: Matt Clawson, tel: 949-474-4300; e-mail: matt@allencaron.com.

About Alphatec

Alphatec is a medical device company focused on the design, development, manufacturing and marketing of products for the surgical treatment of spine disorders. Alphatec’s principal product offerings are primarily focused on the U.S. spine fusion market, which is estimated to approach $3 billion in 2007, through its wholly-owned subsidiary, Alphatec Spine, Inc., and include a variety of spinal implant products and systems comprised of components such as spine screws, spinal spacers, and plates that offer multiple solutions to address patients’ needs. In addition to Alphatec’s U.S. presence, it also participates in the Japanese spine fusion and orthopedic trauma markets through its subsidiary, Alphatec Pacific, Inc. Alphatec’s mission is to be a values-based leader in the spinal device market by providing unmatched service to and taking scientific direction from our surgeon customers. It does so through its unique in-house manufacturing facility in Carlsbad, California that allows it to respond quickly to surgeon needs and to customize innovative products needed for spine fusion surgery.

Forward Looking Statements

This press release may contain forward-looking statements that involve risks and uncertainty. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Alphatec cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: Alphatec’s ability to maintain its level of previously reported sales growth, Alphatec’s and Scient’X’s ability to achieve the pro-forma sales growth set forth in this press release, Alphatec’s ability to develop and expand its spine fusion business in the United States and Japan, Alphatec’s ability to expand and maintain a successful sales and marketing organization, continuation of favorable third party payor reimbursement for procedures performed using our products, unanticipated expenses or liabilities or other adverse events affecting cash flow or Alphatec’s ability to achieve profitability, uncertainty of additional funding, uncertainty of success in developing any new products, failure to successfully introduce and develop new products, including products related to license agreements, failure to obtain FDA clearance or approval for particular devices, Alphatec’s ability to compete with other competing products and with emerging new technologies within and outside of spinal fusion, product liability exposure, patent infringement claims, claims related to its intellectual property, that Alphatec’s lower than expected results in the third quarter were related principally to a sales force reorganization and a slower than expected revenue ramp among newer distributors and recently hired direct sales professionals, that the consummation of the combination with Scient’X will provide greatly enhanced opportunities for rapid revenue growth and cross selling in 2007, that Alphatec will be able to implement a pre-closing plan to sell Scient’X products in the U.S. in a timely manner, that Alphatec and Scient’X will be the world’s largest stand-alone spine implant company, that Scient’X’s revenues will continue to grow at its prior levels, that Alphatec will be able to successfully combine the operations and product lines of the two companies, that synergies of the business combination will develop, that Alphatec will gain access to international markets and physicians in those markets as a result of the Scient’X transaction, and that the sales and distribution channel of the combined enterprise will successfully sell and market the Scient’X products in the U.S. Please refer to the risks detailed in Alphatec’s Form S-1 on file with the SEC, as well as the risks detailed from time to time in Alphatec’s SEC reports, including quarterly reports on Form 10-Q, reports on Form 8-K and annual reports on Form 10-K. Alphatec disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law.

(1)	Pro forma is defined as if the two companies were merged on January 1 of a given period at an assumed exchange rate of Euros/$1.28.

Investor Relations:	Alphatec Holdings, Inc.:

Matt Clawson	Ronald G. Hiscock

Allen & Caron, Inc.	President and Chief Executive Officer

(949) 474-4300	John C. McCormick

matt@allencaron.com	(212) 810-4737

SOURCE Alphatec Holdings, Inc.

Investors, Matt Clawson of Allen & Caron, Inc., +1-949-474-4300, matt@allencaron.com, for Alphatec Holdings, Inc.; or Ronald G. Hiscock, President and Chief Executive Officer, or John C. McCormick, both of Alphatec Holdings, Inc., +1-212-810-4737 http://www.prnewswire.com

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